QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

GENZYME CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

						Six Months Ended June 30, 2005
	Year Ended December 31,
	2000	2001	2002	2003	2004
Income (loss) before income taxes	$(7,462)	$(118,343)	$104,211	$5,055	$227,696	$315,714
Add: equity in loss of equity method investments	44,965	35,681	16,858	16,743	15,624	2,135
Deduct: minority interest	(4,625)	(2,259)	—	(2,232)	(5,999)	(5,551)

Income (loss) before income taxes, equity in loss of equity method investments and minority interest	32,878	(84,921)	121,069	19,566	237,321	312,298
Add:
Fixed charges:
Portion of rents representative of the interest factor	9,233	11,233	11,833	15,233	15,233	7,617
Amortization of debt issuance costs(1)	1,148	2,638	2,964	3,311	10,205	1,912
Interest expense	14,562	34,495	24,188	23,289	28,022	6,362
Amortization of capitalized interest	3,287	3,829	4,178	5,132	5,743	3,145
Minority interest in pre-tax loss of subsidiaries that have not included fixed charges	4,625	2,259	—	2,232	5,999	5,551

As adjusted income (loss)	$65,733	$(30,467)	$164,232	$68,763	$302,523	$336,885

Fixed charges:
Interest expense	$14,562	$34,495	$24,188	$23,289	$28,022	$6,362
Capitalized interest	2,713	4,173	5,250	6,136	8,663	5,167
Amortization of debt issuance costs(1)	1,148	2,638	2,964	3,311	10,205	1,912
Portion of rents representative of the interest factor	9,233	11,233	11,833	15,233	15,233	7,617

Total fixed charges	$27,656	$52,539	$44,235	$47,969	$62,123	$21,058

Ratio of earnings to fixed charges(2)	2.4x	—	3.7x	1.4x	4.9x	16.0x

(1)
Amortization of debt issuance costs for the year ended December 31, 2004 includes a charge of $5.3 million to write off the unamortized portion of the debt fees associated with our 3% convertible subordinated debentures, which we redeemed in June 2004.

(2)
The ratio of earnings to fixed charges is not presented for the year ended December 31, 2001 because in such year fixed charges exceeded earnings (as set forth above) by $83.0 million primarily due to:

  •
  $95.6 million of charges for in-process research and development resulting from the acquisitions of Novazyme Pharmaceuticals, Inc. and Wyntek Diagnostics, Inc.; and

  •
  a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

QuickLinks

  Exhibit 12.1
GENZYME CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (Amounts in Thousands)